Exhibit 99.1

Ms. Carol Li Joins JD.com’s Board of Directors

Beijing, September 23, 2022 (GLOBE NEWSWIRE)—JD.com, Inc. (the “Company” or “JD.com”) (Nasdaq: JD and HKEx: 9618), a leading supply chain-based technology and service provider, today announced that Ms. Carol Yun Yau Li has been appointed as an independent director on the board of directors of the Company (the “Board”) and a member of the Board’s compensation committee, effective immediately.

Ms. Li is a Managing Director of Yale Center Beijing, Yale University’s first university-wide center outside of the United States. Ms. Li has also served as an independent non-executive director of the board of JD Logistics, Inc. (HKEx: 2618), a consolidated subsidiary of JD.com, since May 2021. From April 2008 to May 2012, Ms. Li was a Senior Vice President at China Investment Corporation, China’s sovereign wealth fund, where she focused on private equity investments. She started her career in investment banking at Credit Suisse First Boston in New York and worked as an attorney at Sullivan & Cromwell LLP and WilmerHale LLP, specializing in corporate, financial, and transactional matters. Ms. Li holds a Bachelor of Arts Degree in Economics and International Studies from Yale University received in May 2000 and a Doctor of Jurisprudence degree from Stanford University received in June 2006. She is admitted to practice law in the State of New York and in the District of Columbia in the United States. Ms. Li was named a World Economic Forum Young Global Leader in 2016. She is also a member of the Hong Kong X-Tech Startup Platform Advisory Committee.

“We are pleased to welcome Carol to the board,” said Richard Liu, Chairman of the Board of JD.com. “Her extensive experiences in business, finance, and law, as well as her track record of success in academia and the public sector, will be immensely helpful to our board as we continue to serve our business partners, customers and the society effectively through our supply chain-based infrastructure. Carol’s invaluable contribution as an independent non-executive director of JD Logistics has well demonstrated her capabilities, and we look forward to working with her at the group’s level.”

“I am excited to join JD.com’s board and would like to thank Richard and the board for their confidence in me,” said Ms. Li. “It has been a great pleasure to work with JD Logistics in the past, and I look forward to working alongside the board and management team in JD.com’s continued journey toward innovation and social responsibility.”

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

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